Exhibit 99.3

City of Detroit 911 to Implement NICE Inform Elite to Improve Service to
Citizens and Communities

911 communications center for largest city in Michigan aims to improve productivity, staff performance and satisfaction, and elevate 911 service with assistance from NICE technology

Hoboken, N.J., January 6, 2022 – NICE (Nasdaq: NICE) today announced that the City of Detroit (Michigan) 911 communications center will be deploying NICE Inform Elite to digitally transform processes around tracking performance metrics, performing quality assurance reviews, and reconstructing incidents. Through this transformation, the 911 center expects to improve productivity, enhance staff performance and satisfaction and provide better service to citizens and communities. Detroit is the largest city in the state of Michigan and the 27th most populous U.S. city with over 639,000 residents.

NICE Inform Elite features Intelligence Center dashboards with dozens of real-time metrics that offer instant visibility into what's happening in the 911 center, and why. Metrics can be viewed on an overall 911 center level, or by individual telecommunicator, the agency served (police, fire, EMS) or incident priority or type. The solution automatically consolidates data from various 911 center systems into meaningful metrics which are presented on intuitive dashboards. Managers can drill through metrics to the underlying 911 incident recordings for context.

Art Thompson, Chief Information Officer, City of Detroit, said, “With over a million 911 calls received annually, our call volume is on par with the top 10 US cities. Citizens call us during their most vulnerable moments. We want to do everything we can to take 911 to the next level. NICE’s performance metric capabilities are going to help us hold ourselves accountable. We’re also looking to NICE’s solutions to help us better self-reflect and support our front-line telecommunicators, so they can be successful in their careers. We plan to use the dashboards to better understand the types of calls telecommunicators are taking, and their impact, so we can further enhance staff performance and satisfaction and the level of service we provide to citizens.”

Chris Wooten, Executive Vice President, NICE, said, “As a single system of record that sits at the center of the 911 data ecosystem, our NICE Inform Elite solution brings all incident-related data together from multiple systems to give 911 centers a single view of the truth and automate incident reconstructions and Quality Assurance. We give 911 managers the operational intelligence and free up the time they need to provide targeted training and coaching to telecommunicators, improve incident response and keep communities safer.”

The Detroit 911 center, which currently partners with an outside agency to randomly quality check calls, will also use NICE technology to take a more proactive approach to 911 Quality Assurance (QA). When metrics reveal calls where telecommunicators need additional assistance, managers will be able to assign these calls for QA review directly through the dashboard. Additionally, the center will focus more heavily on reviewing medical calls, thanks to NICE Inform Elite’s ability to use computer-aided dispatch (CAD) incident data to automatically pull specific types of high priority calls for quality assurance review.

When a full review of incidents is necessary, NICE Inform Elite can also streamline incident reconstruction. The solution automatically pulls 911, dispatch and first responder radio communications and associated CAD incident data into a timeline view, so managers are able to synchronously replay incidents exactly as they happened.

“We run pretty lean for a 911 center,” Thompson added. “Anywhere we can improve processes by having technology assist and cut down on man hours is monumental. With our current technology, we have to go into multiple systems to retrieve recordings and understand what happened. By migrating to NICE, we’ll be able to capture everything in one system for a complete picture, which will significantly cut down on time spent investigating incidents and help us answer questions faster. NICE Inform Elite checks all the boxes for us.”

To learn more about NICE Inform Elite:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About the Detroit 911 Center
Staffed by 30 highly trained licensed Public Safety Emergency Medical Technicians and Medical First Responders, the Detroit 911 Center operates 24 hours a day, 365 days of the year, serving 639,000 city residents within a 143 square mile area, and responding to over a million police, fire and emergency medical calls from the public annually. Detroit is the largest city in the midwestern state of Michigan and the 27th most populous U.S. state. More info at https://detroitmi.gov/departments/detroit-fire-department/communications

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.